NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Larry Shackelford T: 404.322.6173 larry.shackelford@nelsonmullins.com	201 17th Street NW, Suite 1700 Atlanta, GA 30363 T: 404.322.6000 F: 404.322.6050 nelsonmullins.com

January 3, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Taylor Beech Ms. Erin Jaskot

RE:	Data Knights Acquisition Corp. Amendment No. 3 to Registration on Form S-4 Filed January 3, 2023 File No. 333-266274

Ladies and Gentlemen:

On behalf of Data Knights Acquisition Corp. (the “Company”), we are hereby responding to the letter dated December 6, 2022 (the “Third Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 2 to Registration Statement on Form S-4 filed November 10, 2022 (the “Registration Statement”). In response to the Third Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

Capitalized terms used but not defined in this letter have the meanings as defined in the Amended Registration Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts

Minnesota | New York | North Carolina | Ohio | South Carolina | Tennessee | Texas | Virginia | West Virginia

Securities and Exchange Commission

January 3, 2023

Amendment No. 2 to Registration Statement on Form S-4 Filed November 10, 2022

Questions and Answers About the Proposals, page 10

1.	We reissue comment 11 in part. Please include a question and answer regarding the risk that failure to close a PIPE Investment could leave the post-merger entity undercapitalized, and explain the consequences if this were to occur.

Response: The Amended Registration Statement has been revised on page 20 to add question and answer regarding the risk that failure to close a PIPE Investment could leave the post-merger entity undercapitalized, and explain the consequences if this were to occur.

2.	We note your response to comment 14. However, we note on page 15 you state that the board obtained a third-party fairness opinion in connection with their determination to approve the Business Combination, and that the fairness opinion coupled with the officers' and directors' experience and backgrounds enabled them to make the necessary analysis and determinations regarding the Business Combination. Please reconcile this with your revised disclosure indicating that the board did not obtain the fairness opinion until after approving the business combination.

Response: The Amended Registration Statement has been revised on page 15 to clarify that the board’s approval of the Business Combination did not rely on the fairness opinion and that the fairness opinion only served to confirm the analysis and judgment of the board in approving the Business Combination.

Q: What equity stake will current stockholders of Data Knights hold after the Closing?, page 11

3.	We reissue comment 3, as we are not able to locate the responsive disclosure. Please amend your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption level in your sensitivity analysis, taking into account not only the money in the trust account, but the post-transaction equity value of the combined company. Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private warrants, and the issuance of any potential PIPE shares.

Response: The Amended Registration Statement has been revised on page 13 to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption level in our sensitivity analysis, taking into account not only the money in the trust account, but the post-transaction equity value of the combined company, and showing the impact of potential equity issuances on the per share value of the shares, including the exercises of public and private warrants, and the issuance of any potential PIPE shares.

Securities and Exchange Commission

January 3, 2023

Q: How will Data Knights' Sponsor, directors, and officers vote?, page 16

4.	We reissue comment 6. Please further revise to disclose the number of Public Shares that would need to be voted in favor of the Business Combination for it to be approved assuming only a quorum is present. In this regard, we note that only a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon are required to approve the Business Combination.

Response: The Amended Registration Statement has been revised on page 16 to disclose that no Public Shares would need to be voted in favor of the Business Combination for it to be approved assuming only a quorum is present or otherwise.

Q: What interests do Data Knights' current officers and directors have in the Business

Combination?, page 16

5.	We reissue comment 7. Where you disclose the various security ownership interests of the Sponsor, directors and officers, revise to include the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid. In this regard, we note that you do not quantify the current value of the Placement Units or Founder Shares. Please also quantify the value of any out-of-pocket expenses. Lastly, disclose that the Sponsor requested that the Company extend the date by which the Company has to consummate a business combination and deposited an aggregate of $1,150,000 (representing $0.10 per public share) into the Company’s trust account on August 11, 2022. Please include similar disclosure elsewhere in the prospectus where you discuss the interests of the Sponsor, directors and officers.

Response: The Amended Registration Statement has been revised on page 18 and elsewhere where the interests of the Sponsor, directors and officers are discussed to disclose the approximate dollar value of the interests based on the transaction value and recent trading prices as compared to the price paid, including with respect to the Placement Units and Founder Shares, and including the value of any out-of-pocket expenses. In addition, the Amended Registration Statement has been revised on pages 17, 18 and elsewhere where the interests of the Sponsor, directors and officers are discussed to disclose that the Sponsor requested that the Company extend the date by which the Company has to consummate a business combination and deposited an aggregate of $1,150,000 (representing $0.10 per public share) into the Company’s trust account on August 11, 2022, as well as the subsequent extensions on November 11, 2022 and December 11, 2022.

Securities and Exchange Commission

January 3, 2023

Risk Factors

If Data Knights is not able to complete the PIPE..., page 78

6.	We note your revised disclosure and reissue comment 11 in part. Please discuss how failure to close a PIPE investment could impact your ability to meet the minimum cash condition for closing set forth in Section 7.1(h) of the Merger Agreement, and revise your disclosure throughout your filing to clarify that the minimum cash condition is a condition to closing. Clarify in your new risk factor on page 77 the potential impact of redemptions on the minimum cash condition.

Response: The Amended Registration Statement has been revised on page 79 to discuss how failure to close a PIPE investment could impact the Company’s ability to meet the Minimum Cash Condition, on page 79 and elsewhere where the conditions to closing are discussed to clarify that the Minimum Cash Condition is a condition to closing, and on page 79 to clarify the potential impact of redemptions on the Minimum Cash Condition.

Background of the Business Combination, page 101

7.	We note your revised disclosure in response to comment 16. Revise to elaborate upon how you "deemed a potential business combination target compelling enough" to pursue execution of an initial non-binding letter of intent. Please further revise to clarify when and how you contacted OneMedNet or were contacted by OneMedNet and when you decided to pursue discussions solely with OneMedNet.

Response: The Amended Registration Statement has been revised on page 104 to disclose how the Company deemed a potential business combination target compelling enough to pursue execution of an initial non-binding letter of intent, how the Company and OneMedNet were first introduced and when the Company determined to pursue discussions solely with OneMedNet.

8.	We reissue comment 19. We note your disclosure indicates that the only material terms negotiated were the representations and warranties and the treatment of options and warrants issued by OneMedNet. If true, please state as much in your filing and explain why other material terms, such as the formula to determine the amount of the consideration, closing conditions such as the minimum cash condition, the no-shop provision, the PIPE investment, governance of the post-combination company, termination provisions, etc. were not negotiated. If not, please substantially revise your disclosure in this section to include a chronological description of the negotiations relating to material terms of the transaction and ancillary agreements, including, but not limited to, the type of consideration to be paid, the financial projections and any discussions relating to the assumptions underlying such projections, the control and governance of the postcombination company, director designation rights and organizational documents, closing conditions, the no-shop provision, the PIPE investment, the lock up provisions, and consideration of significant customers of OneMedNet. In your revised disclosure, please explain the the issues and terms discussed at the meetings, each party's position on such issues, and how you reached agreement on the final terms. Your disclosure should illustrate how the material terms of the Merger Agreement evolved throughout the exchange of drafts, and if applicable, describe how the material terms differed from the letter of intent. In this regard, we note your disclosure that the board considered the fact that the terms and conditions of the Merger Agreement were the product of arm’s length negotiations between Data Knights and OneMedNet as part of it's basis for approving the transaction.

Response: The Amended Registration Statement has been revised on pages 105-106 to confirm that the only material terms negotiated were the representations and warranties, the treatment of options and warrants issued by OneMedNet, the terms of the PIPE commitment and the Minimum Cash Condition.

Securities and Exchange Commission

January 3, 2023

9.	We note your disclosure that on March 8, 2022 relating to Data Knights obligation to secure a PIPE of at least $10 million. We note similar placeholder language on page 103. Please revise your disclosure to indicate the discussions relating to the obligation to obtain a PIPE financing of $30 million, including how the parties decided on an amount of $30 million.

Response: The Amended Registration Statement has been revised on page 106 to disclose the discussions relating to the obligation of the Company to pursue a PIPE financing of $30 million, including the basis for selecting $30 million as the target amount.

The Board's Reasons for Approval of the Business Combination, page 105

10.	We note your response to comment 23 that the Data Knights board considered a comparable companies analysis prepared by the Company’s management with the assistance of ARC in evaluating the valuation of OneMedNet; however, you only include the comparable companies analysis prepared by Marshall & Stevens in your filing. Please revise to also summarize the comparable companies analysis prepared by the Company’s management with the assistance of ARC upon which the Data Knights board relied and disclose the data points for such companies and how they were used to determine the valuation range.

Response: The Amended Registration Statement has been revised on pages 108-109 to disclose the comparable companies analysis considered by the Data Knights board.

11.	We reissue comment 25. You disclose that Data Knights' management also reviewed financial projection assumptions and revenue projections for OneMedNet's second product, iRWD solution, including projections and potential pricing models. Please tell us whether these projections are included in the prospectus. If not, please disclose such projections and potential pricing models. Please also disclose what Data Knights' management considered with respect to these projections and models.

Response: The Amended Registration Statement has been revised on page 109 to provide cross-references to the disclosure of the assumptions and revenue projections for the iRWD solution, including the potential pricing models.

Securities and Exchange Commission

January 3, 2023

12.	We note your disclosure that you have provided "a table including details regarding the industry, size, and profitability along with further detail regarding revenue forecasts and the specific multiples considered for each Guideline Company," yet no table is included. Please revise to include the table.

Response: The Amended Registration Statement has been revised on pages 120-121 to include the table.

The Charter Amendment Proposal, page 126

13.	We note your response to comment 8 and reissue. With reference to Question 201.01 of the Division's Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations, please provide us with your analysis as to why you are not required to unbundle certain material changes to the Data Knights' Charter, such as the supermajority voting provision, so that stockholders are provided a separate vote regarding these material changes.

Response: The Amended Registration Statement has been revised on page 134 to unbundle the material changes to Data Knights’ Charter reflected in the Amended Charter.

Information about OneMedNet Corporation

Company Overview, page 146

14.	We reissue comment 31 in part. Disclose in your filing the categories of customers with which you have entered into agreements and generate revenues, and quantify the amount generated in each category.

Response: In response to the Staff’s comment, the disclosure on pages 171-172 has been expanded to discuss the categories of customers with which OneMedNet has entered into agreements and generated revenues, which additional discussion also discusses the amount generated in each category of customers.

15.	Here and on page 175, revise to disclose the basis upon which OneMedNet is a "global leader" in clinical imaging innovation and is the "leading curator" of Imaging Real-World Data (e.g., by revenues, number of customers, etc.).

Response: We respectfully acknowledge the Staff’s comment, and note that in response all references to “global leader” or “leading” were removed from the Registration Statement.

Securities and Exchange Commission

January 3, 2023

Competition, page 162

16.	We note your updated risk factor disclosure on page 64 and reissue comment 33 in part. In this section, please provide a general description of the number and size of your competitors within the real world data market, and the general factors on which you compete with such competitors. Please provide context for your statements that "few" of your competitors can fulfill orders in the time period stated, have the data quantity and diversity to fill requests, and have sufficient access to relevant non-imaging data along with expert curation capability required to meet regulatory standards. For example, please quantify what you mean by "few" and whether these statements describe the majority of your competitors.

Response: The Amended Registration Statement has been revised to expand the risk factor to discuss OneMedNet’s competitors within the real world data market further, add disclosure regarding competition with such competitors and clarify previous statements at pages 65-66.

Material Customer Agreements, page 164

17.	We reissue comment 35. Please describe the material terms of your agreements with Change Healthcare and Siemens and how each agreement differs from your standard Data Exchange Master Reseller Agreements and Data License Agreements. Or, if the terms of these agreements track your standard agreements, so state. Please also revise your exhibit index to include these agreements and file them as exhibits, consistent with Item 601(b)(10)(ii)(B) of Regulation S-K. In this regard, it appears from your disclosure that each is a continuing contract to sell a major part of your product.

Response: The Amended Registration Statement has been revised on page 172 to clarify that OneMedNet has just one version of its Data Exchange Master Reseller Agreement, and it is with Change Healthcare and the Company has no plans to contract with any firm now or in the future to resell the data exchange technology.

18.	We reissue comment 36 in part. Please indicate the breakdown in revenue generated from your Data Exchange Master Reseller Agreements versus your Data License Agreements.

Response: The Amended Registration Statement has been revised on pages 171-172 to disclose the breakdown in revenue generated from the Data Exchange Master Reseller Agreements versus the Data License Agreements.

Securities and Exchange Commission

January 3, 2023

OneMedNet Management's Discussion and Analysis of Financial Condition and Results of Operations, page 174

19.	We note your response to comment 38 but note you still have not provided the disclosure required by Item 303(b)(1) and (b)(2) of Regulation S-K related to Liquidity and Capital Resources and Results of Operations. You should also include discussions of the interim periods as previously requested.

Response: The Amended Registration Statement has been revised on page 183 to provide the disclosure related to Liquidity and Capital Resources and Results of Operations in the Management's Discussion and Analysis of Financial Condition and Results of Operations as required by Item 303(b)(1) and (2) of Regulation S-K.

Description of Securities After the Business Combination, page 212

20.	We note your revised disclosure in response to comment 41 on page 214. Please revise to include a standalone paragraph describing the exclusive forum provision in your A/R Charter. In this regard, we note that you have only included a cross reference to the related risk factor. We also note your disclosure that the provision "applies to claims under the Securities Act but does not apply to claims under the Exchange Act." Please revise for consistency.

Response: The Amended Registration Statement has been revised on page 220 to add a cross-reference after the discussion of the contractual exclusive forum provision in the Warrant Agreement to the disclosure on page 222 regarding the exclusive forum provision in the Amended Charter and to clarify that the contractual provision and the Amended Charter provision may apply differently to different claims.

Index to Financial Statements, page F-1

21.	Please revise the index to include the interim financial statements of OneMedNet.

Response: The Amended Registration Statement has been revised on page F-1 to insert the index of the interim financial statements of OneMedNet.

OneMedNet Condensed Consolidated Balance Sheets, page F-59

22.	Please revise to also present the balance sheet as of December 31, 2021. Refer to the introductory paragraph of Rule 8-03 of Regulation S-X.

Response: The Amended Registration Statement has been revised on page F-59 to include the balance sheet of OneMedNet as of December 31, 2021.

Securities and Exchange Commission

January 3, 2023

General

23.	We note your response to comment 43 and reissue. Please provide the legal basis for your and Marshall & Steven's belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. Please include a specific reference to the "Delaware corporate law" to which you refer. Alternatively, please ask your fairness advisor to remove the language that suggests shareholders may not rely upon the fairness opinion in the last paragraph on Annex D-2.

Response: The Amended Registration Statement has been revised on page 111 to clarify that the terms of the Company’s engagement of Marshall & Stevens limit direct reliance on the Marshall & Stevens opinion to the Data Knights’ board of directors, but that Data Knights’ security holders would by virtue of the DGCL and other applicable law indirectly receive the benefit thereof.

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Given the Company’s time constraints to complete the Business Combination, we would be very appreciative of the Staff’s expeditious review of the Company’s responses and updates to the Amended Registration Statement. Please contact me with any questions or follow up requests. I can be reached at 404-322-6713 or larry.shackelford@nelsonmullins.com. Thank you very much for your assistance.

Sincerely,

/s/ Larry Shackelford
Larry Shackelford